Filed pursuant to Rule 433
November 30, 2011
Relating to
Preliminary Prospectus Supplement dated November 30, 2011 to
Prospectus dated October 30, 2009
Registration Statement No. 333- 162775-01
Vornado Realty L.P.
$400,000,000 5.000% Notes due 2022
Pricing Term Sheet

Issuer:	Vornado Realty L.P.
Securities Offered:	5.000% Notes due 2022
Expected Security Ratings[1] (Moody’s / Standard & Poor’s / Fitch Ratings):	Baa2 (stable) / BBB (stable) / BBB (stable)
Principal Amount:	$400,000,000
Stated Maturity:	January 15, 2022
Trade Date:	November 30, 2011
Settlement Date:	December 7, 2011 (T+5)
Interest Payment Dates:	Semi-annually on each January 15 and July 15, commencing July 15, 2012
Coupon:	5.000% per annum
Benchmark Treasury:	2.000% due November 15, 2021
Benchmark Treasury Price:	99-15+
Benchmark Treasury Yield:	2.057%
Spread to Benchmark Treasury:	+ 300 bps
Yield to Maturity:	5.057%
Public Offering Price:	99.546% per note

1	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Redemption at Issuer Option:	We may redeem some or all of the notes at any time and from time to time, at our option, at a redemption price equal to the sum of 100% of the aggregate principal amount of the notes being redeemed, accrued but unpaid interest, if any, to the redemption date and the Make-Whole Amount (as defined in “Description of the Notes—Optional Redemption”), if any

Notwithstanding the foregoing, if the notes are redeemed on or after 90 days prior to the maturity date, the redemption price will be 100% of the aggregate principal amount of the notes being redeemed plus any accrued but unpaid interest on those notes to the redemption date

Reinvestment Rate:	0.45%, plus the arithmetic mean of the yields under the heading “Week Ending” published in the most recent Statistical Release under the caption “Treasury Constant Maturities” for the maturity, rounded to the nearest month, corresponding to the remaining life to maturity, as of the payment date of the principal amount of the notes being redeemed

CUSIP/ISIN:	929043AG2 / US929043AG27

Joint Book-running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	Barclays Capital Inc.
BB&T Capital Markets, a division of Scott & Stringfellow, LLC
BNY Mellon Capital Markets, LLC
Capital One Southcoast, Inc.
Credit Agricole Securities (USA) Inc.
Credit Suisse Securities (USA) LLC
Fifth Third Securities, Inc.
Goldman, Sachs & Co.
HSBC Securities (USA) Inc.
Morgan Stanley & Co. LLC
PNC Capital Markets LLC
RBS Securities Inc.
SMBC Nikko Capital Markets Limited
U.S. Bancorp Investments, Inc.
UBS Securities LLC
Wells Fargo Securities, LLC

Vornado Realty L.P. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Vornado Realty L.P. has filed with the SEC for more complete information about Vornado Realty L.P. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request the prospectus by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, J.P. Morgan Securities LLC collect at 212-834-4533, and Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.